                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              ____________________


                                   FORM 11-K
                                 ANNUAL REPORT

                              ____________________


                        Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934


                              ____________________


                  For the Fiscal Year Ended December 31, 1998


                             _____________________


                      VAIL RESORTS 401(k) RETIREMENT PLAN

                        Commission File No.    001-09614

                             ______________________


                               Vail Resorts, Inc.
                                   P.O. Box 7
                                Vail, CO  81658

   (Name of issuer of securities held pursuant to the plan and address of its principal executive office)

                                  VAIL RESORTS
                                  ------------

                             401(k) RETIREMENT PLAN
                             ----------------------


                INDEX TO THE FINANCIAL STATEMENTS AND SCHEDULES
                -----------------------------------------------

                           DECEMBER 31, 1998 AND 1997
                           --------------------------



                                                                                 Page (s)
                                                                                 --------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                            1

FINANCIAL STATEMENTS:

 Statement of Net Assets Available for Plan Benefits with Fund Information
   as of December 31, 1998                                                          2

 Statement of Net Assets Available for Plan Benefits with Fund Information
   as of December 31, 1997                                                          3

 Statement of Changes in Net Assets Available for Plan Benefits with
   Fund Information for the Year Ended December 31, 1998                          4-5

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                                      6-13

SCHEDULES SUPPORTING FINANCIAL STATEMENTS:

 Schedule I:  Item 27a - Schedule of Assets Held for Investment Purposes
   as of December 31, 1998                                                      14-15

 Schedule II:  Item 27d - Schedule of Reportable Transactions
   for the Year Ended December 31, 1998                                         16-17


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants and the Administrative
   Committee of the Vail Resorts
   401(k) Retirement Plan:


We have audited the accompanying statements of net assets available for plan benefits of the VAIL RESORTS 401(k) RETIREMENT PLAN (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Denver, Colorado,
 June 28, 1999.

                                 VAIL RESORTS
                                 ------------

                            401(k) RETIREMENT PLAN
                            -----------------------

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
   -------------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------


                                                    Summit                  Davis
                             Vanguard   Templeton    High    Putnam New    New York    Corus       Corus       Corus       Corus
                             500 Index   Foreign    Yield   Opportunities  Venture    Moderate     Money       Equity   Conservative
                               Fund       Fund       Fund       Fund         Fund     Strategy     Market     Strategy    Strategy
                             ---------- ---------  -------- ------------- ---------  ----------  ----------  ---------- ------------
INVESTMENTS, at fair value:
 Mutual funds                $4,206,856  $747,383  $273,502  $3,929,824  $2,267,207  $1,144,194  $5,044,612  $4,426,469   $562,387
 Employer stock                       -         -         -           -           -           -           -           -          -
 Participant loans                    -         -         -           -           -           -           -           -          -
                             ----------  --------  --------  ----------  ----------  ----------  ----------  ----------   --------
       Total investments      4,206,856   747,383   273,502   3,929,824   2,267,207   1,144,194   5,044,612   4,426,469    562,387

RECEIVABLES:
 Employee receivable                  -         -         -           -           -           -           -           -          -
 Employer receivable                  -         -         -           -           -           -           -           -          -
                             ----------  --------  --------  ----------  ----------  ----------  ----------  ----------  ---------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS               $4,206,856  $747,383  $273,502  $3,929,824  $2,267,207  $1,144,194  $5,044,612  $4,426,469  $ 562,387
                             ==========  ========  ========  ==========  ==========  ==========  ==========  ==========  =========


                                                        Vail
                              Corus        Corus       Resorts
                             Balanced    Aggressive    Common   Participant
                             Strategy     Strategy      Stock     Loans         Other      Total
                             ----------  -----------   -------- -----------   --------  -----------
INVESTMENTS, at fair value:
 Mutual funds                $5,575,234  $10,233,654   $ 48,811  $      -     $      -  $38,460,133
 Employer stock                       -            -    687,500         -            -      687,500
 Participant loans                    -            -          -   808,837            -      808,837
                             ----------  -----------   --------  --------     --------  -----------
       Total investments      5,575,234   10,233,654    736,311   808,837            -   39,956,470

RECEIVABLES:
 Employee receivable                  -            -          -         -      181,715      181,715
 Employer receivable                  -            -          -         -      378,653      378,653
                             ----------  -----------   --------  --------     --------  -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS               $5,575,234  $10,233,654   $736,311  $808,837     $560,368  $40,516,838
                             ==========  ===========   ========  ========     ========  ===========


         The accompanying notes are an integral part of this statement.

                      VAIL RESORTS 401(k) RETIREMENT PLAN
                      -----------------------------------


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
   -------------------------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------



                                                  Principal
                                                 Mutual Life
                                                  Insurance
                                                   Company                                           The American Funds Group
                                      INVESCO    ----------         AIM Family of Funds           -----------------------------
                                   ------------  Guaranteed   ------------------------------      Bond Fund
                                   Stable Value   Interest    Value Fund-      Constellation         of           Fundamental
                             Cash      Fund       Accounts      Class A            Fund            America       Investors Fund
                             ----  ------------  ----------   -------------    -------------      ---------      --------------
CASH                         $396  $        -    $      -     $        -       $        -         $      -       $        -

INVESTMENTS, at fair value:
 Common/collective trusts       -   1,300,777           -              -                -                -                -
 Mutual funds                   -           -           -      1,357,030        3,339,640          492,669        1,430,205
 Guaranteed interest
  accounts                      -           -     274,317              -                -                -                -
 Participant loans              -           -           -              -                -                -                -
 Employer stock                 -           -           -              -                -                -                -
                             ----  ----------    --------     ----------       ----------         --------       ----------
     Total investments        396   1,300,777     274,317      1,357,030        3,339,640          492,669        1,430,205

RECEIVABLES:
 Matching contributions
    receivable                  -      45,882           -         34,942          110,103           17,706           34,638
                             ----  ----------    --------     ----------       ----------         --------       ----------
     Total assets             396   1,346,659     274,317      1,391,972        3,449,743          510,375        1,464,843

LIABILITIES:
 Excess contributions
  payable                       -      (2,086)     (9,231)             -           (1,610)               -           (2,721)
                             ----  ----------    --------     ----------       ----------         --------       ----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS               $396  $1,344,573    $265,086     $1,391,972       $3,448,133         $510,375       $1,462,122
                             ====  ==========    ========     ==========       ==========         ========       ==========



                              Putnam
                            Investments
                           -------------  The Franklin Templeton Group       Vail
                                New       -------------------------------   Resorts
                           Opportunities  Foreign  Real Estate    World     Common  Participant
                               Fund        Fund       Fund         Fund      Stock     Loans      Other          Total
                           -------------  -------  -----------  ---------   ------- ----------- --------     ------------
CASH                        $        -    $      -  $        -  $        -  $      -  $      -  $      -      $       396

INVESTMENTS, at fair value:
 Common/collective trusts            -           -           -           -         -         -         -        1,300,777
 Mutual funds                7,174,611     897,112   1,231,374   2,929,036         -         -         -       18,851,677
 Guaranteed interest
  accounts                           -           -           -           -         -         -         -          274,317
 Participant loans                   -           -           -           -         -   356,997         -          356,997
 Employer stock                      -           -           -           -   827,390         -         -          827,390
                            ----------    --------  ----------   ---------  --------  --------  --------      -----------
     Total investments       7,174,611     897,112   1,231,374   2,929,036   827,390   356,997         -       21,611,554

RECEIVABLES:
 Matching contributions
    receivable                 218,034      36,035      45,526      89,059         -         -   152,977          784,902
                            ----------    --------  ----------  ----------  --------  --------  --------      -----------
     Total assets            7,392,645     933,147   1,276,900   3,018,095   827,390   356,997   152,977       22,396,456

LIABILITIES:
 Excess contributions
  payable                      (27,584)     (3,493)     (2,052)          -         -         -         -          (48,777)
                            ----------    --------  ----------  ----------  --------  --------  --------      -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS              $7,365,061    $929,654  $1,274,848  $3,018,095  $827,390  $356,997  $152,977      $22,347,679
                            ==========    ========  ==========  ==========  ========  ========  ========      ===========

   The accompanying notes are an integral part of this statement.

                      VAIL RESORTS 401(k) RETIREMENT PLAN
                      -----------------------------------


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
    ------------------------------------------------------------------------
                                  INFORMATION
                                  -----------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------



                                                       Summit                  Davis
                                Vanguard    Templeton   High    Putnam New    New York      Corus       Corus
                                500 Index    Foreign   Yield   Opportunities  Venture      Moderate     Money
                                  Fund        Fund      Fund       Fund         Fund       Strategy     Market
                              -----------   ---------  ------  -------------  --------    ---------     ------
ADDITIONS TO NET ASSETS:
Contributions-
   Employee                   $  245,574  $  60,230   $ 19,579  $  195,270  $  140,892  $   60,290    $  122,464
   Employer                       75,493     18,174      5,968      65,295      43,064      22,977        47,762
   Loan repayments                16,012      3,342      2,477      16,292      11,734      10,702        10,565
   Rollovers and other            29,627      3,434      3,154      13,932      14,335       1,089        14,859
                              ----------  ---------   --------  ----------  ----------  ----------    ----------
       Total contributions       366,706     85,180     31,178     290,789     210,025      95,058       195,650

 Investment income-
   Interest and dividends         41,822     81,335     22,325     126,666      53,221       2,475         2,290
   Net realized and
    unrealized gain (loss)
     on investments              290,496   (138,966)   (51,832)      6,943      21,287      32,875       162,009
                              ----------  ---------   --------  ----------  ----------  ----------    ----------
       Total investment
        income                   332,318    (57,631)   (29,507)    133,609      74,508      35,350       164,299
                              ----------  ---------   --------  ----------  ----------  ----------    ----------
       Total additions           699,024     27,549      1,671     424,398     284,533     130,408       359,949

DEDUCTIONS FROM NET ASSETS:
 Benefits paid to
  participants                   (72,531)   (19,205)      (881)    (27,284)    (12,951)    (72,824)     (693,350)
 Administrative expenses
  and other                       (2,897)       (77)       (41)       (168)          -        (137)       (9,490)
 Loans issued                    (15,494)         -          -      (2,943)     (6,020)    (15,695)      (33,744)
                              ----------  ---------   --------  ----------  ----------  ----------     ----------
       Total deductions          (90,922)   (19,282)      (922)    (30,395)    (18,971)    (88,656)     (736,584)
TRANSFERS:
 Interfund transfers, net        257,464      8,131     10,813    (160,795)    (33,666)     44,159         9,325
 Transfers from other
  trustees, net (See Note
  1)                           3,341,290    730,985    261,940   3,696,616   2,035,311   1,058,283     5,411,922
                              ----------  ---------   --------  ----------  ----------  ----------    ----------
Net increase (decrease)        4,206,856    747,383    273,502   3,929,824   2,267,207   1,144,194     5,044,612
                              ----------  ---------   --------  ----------  ----------  ----------    ----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS,
 beginning of the period               -          -          -           -           -           -             -
                              ----------  ---------   --------  ----------  ----------  ----------    ----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS,
 end of the period            $4,206,856  $ 747,383   $273,502  $3,929,824  $2,267,207  $1,144,194    $5,044,612
                              ==========  =========   ========  ==========  ==========  ==========    ==========


                                 Corus         Corus        Corus         Corus
                                Equity     Conservative   Balanced      Aggressive
                                Strategy     Strategy     Strategy       Strategy
                               ----------   -----------  ----------    ------------
ADDITIONS TO NET ASSETS:
Contributions-
   Employee                    $  394,261    $ 14,809    $  300,525     $   797,729
   Employer                       128,682       6,269       109,623         271,455
   Loan repayments                 29,059       2,174        43,373          41,358
   Rollovers and other             47,160       2,318        29,750          69,975
                               ----------    --------    ----------     -----------
       Total contributions        599,162      25,570       483,271       1,180,517

 Investment income-
   Interest and dividends               -           -             -               -
   Net realized and
    unrealized gain (loss)
     on investments                52,079      20,202        60,752          74,616
                               ----------    --------    ----------     -----------
       Total investment
        income                     52,079      20,202        60,752          74,616
                               ----------    --------    ----------     -----------
       Total additions            651,241      45,772       544,023       1,255,133

DEDUCTIONS FROM NET ASSETS:
 Benefits paid to
  participants                   (138,360)    (14,547)      (38,059)        (77,303)
 Administrative expenses
  and other                          (455)        (97)         (753)         (1,197)
 Loans issued                     (42,980)    (10,346)      (31,891)        (44,027)
                               ----------    --------    ----------     -----------
       Total deductions          (181,795)    (24,990)      (70,703)       (122,527)
TRANSFERS:
 Interfund transfers, net          47,930     202,245      (430,674)         (5,999)
 Transfers from other
  trustees, net (See Note 1)
                                3,909,093     339,360     5,532,588       9,107,047
                               ----------    --------    ----------     -----------
Net increase (decrease)         4,426,469     562,387     5,575,234      10,233,654
                               ----------    --------    ----------     -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS,
 beginning of the period                -           -             -               -
                               ----------    --------    ----------     -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS,
 end of the period             $4,426,469    $562,387    $5,575,234     $10,233,654
                               ==========    ========    ==========     ===========



         The accompanying notes are an integral part of this statement.

                       VAIL RESORTS 401(k) RETIREMENT PLAN


 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                            Principal
                                                           Mutual Life
                                                           Insurance                                                    Putnam
                                                  INVESCO   Company    AIM Family of Funds  The American Funds Group  Investments
                                                ---------  ---------- ---------------------- -----------------------  -----------
                                                  Stable   Guaranteed    Value                  Bond Fund Fundamental     New
                                                  Value    Interest     Fund-    Constellation      of     Investors  Opportunities
                                      Cash         Fund    Accounts     Class A     Fund         America     Fund         Fund
                                  -----------  ---------- ----------  ---------- ------------   --------- -----------  ------------
ADDITIONS TO NET ASSETS:
   Contributions-
     Employee                     $   96,634   $  64,992  $       -    $ 53,417  $  153,436   $  23,938  $   54,249  $  323,742
     Employer                              -           -          -           -           -           -           -           -
     Loan repayments                   4,952       3,919          -       3,105       8,914       1,398       3,186      18,969
     Rollovers and other                   -       4,904          -       3,643      10,029       1,956       3,708      24,087
                                  ----------   ---------  ---------    --------  ----------   ---------  ----------  ----------
           Total contributions       101,586      73,815          -      60,165     172,379      27,292      61,143     366,798

   Investment income-
     Interest and dividends             (217)     31,971      7,208           -           -      19,501      16,827           -
     Net realized
        and unrealized gain (loss)
        on investments                     -           -          -     172,648     302,955      (1,148)    141,748     797,039
                                  ----------   ---------  ---------    --------  ----------   ---------  ----------  ----------
           Total investment income      (217)     31,971      7,208     172,648     302,955      18,353     158,575     797,039
                                  ----------   ---------  ---------    --------  ----------   ---------  ----------  ----------
           Total additions           101,369     105,786      7,208     232,813     475,334      45,645     219,718   1,163,837

DEDUCTIONS FROM NET ASSETS:
   Benefits paid to participants       1,325     (82,228)   (21,843)   (137,366)   (192,556)    (53,778)    (29,745)   (296,950)
   Administrative expenses
     and other                             -      (1,084)         -        (742)     (2,170)       (372)       (755)     (4,309)
   Loans issued                            -      (5,880)         -      (6,550)    (12,562)       (200)     (1,337)    (23,297)
                                  ----------   ---------  ---------    --------  ----------   ---------  ----------  ----------
           Total deductions            1,325     (89,192)   (21,843)   (144,658)   (207,288)    (54,350)    (31,837)   (324,556)

TRANSFERS:
   Interfund transfers, net         (102,911)     52,299      3,639      37,053     (12,100)     62,311      (5,052)      1,279
   Transfers from other trustees,
     Net (See Note 1)                   (179) (1,413,466)  (254,090) (1,517,180) (3,704,079)   (563,981) (1,644,951) (8,205,621)
                                  ----------   ---------  ---------    --------  ----------   ---------  ----------  ----------
Net increase (decrease)                 (396) (1,344,573)  (265,086) (1,391,972) (3,448,133)   (510,375) (1,462,122) (7,365,061)
                                  ----------   ---------  ---------    --------  ----------   ---------  ----------  ----------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, beginning
   of the period                         396   1,344,573    265,086   1,391,972   3,448,133     510,375   1,462,122   7,365,061
                                  ----------   ---------  ---------    --------  ----------   ---------  ----------  ----------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, end of
   the period                     $        -   $       -  $       -    $      -  $        -   $       -  $        -  $       -
                                  ==========   =========  =========    ========  ==========   =========  ==========  ==========



                                               The Franklin Templeton Group
                                       ------------------------------------    Vail
                                                          Real                Resorts
                                         Foreign         Estate     World     Common     Participant
                                          Fund            Fund      Fund      Stock        Loans           Other         Total
                                      -----------     ----------- --------   --------   -----------     ---------       --------

ADDITIONS TO NET ASSETS:
   Contributions-
     Employee                          $   42,668  $    62,622   $ 120,173  $  65,608     $       -      $181,715    $   3,594,817
     Employer                                   -            -           -     21,476             -       225,676        1,041,914
     Loan repayments                        2,543        3,737       7,130      5,705      (250,646)            -                -
     Rollovers and other                    3,162        4,605       8,719      7,662             -             -          302,108
                                       ----------  -----------   ---------   --------     ---------    ----------   --------------
           Total contributions             48,373       70,964     136,022    100,451      (250,646)      407,391        4,938,839

   Investment income-
     Interest and dividends                     -            -           -      1,131        12,363             -          418,918
     Net realized
        and unrealized gain (loss)
        on investments                     65,047        7,185     267,124    (48,921)            -             -        2,234,138
                                       ----------  -----------   ---------   --------     ---------    ----------   --------------
           Total investment income         65,047        7,185     267,124    (47,790)       12,363             -        2,653,056
                                       ----------  -----------   ---------   --------     ---------    ----------   --------------
           Total additions                113,420       78,149     403,146     52,661      (238,283)      407,391        7,591,895

DEDUCTIONS FROM NET ASSETS:
   Benefits paid to participants          (40,401)     (86,096)   (261,785)   (96,490)      (37,627)            -       (2,502,835)
   Administrative expenses
     and other                               (578)        (893)     (1,756)       (40)            -             -          (28,011)
   Loans issued                              (928)      (1,650)     (7,341)    (6,390)      269,275             -                -
                                       ----------  -----------   ---------   --------     ---------    ----------   --------------
           Total deductions               (41,907)     (88,639)   (270,882)  (102,920)      231,648             -       (2,530,846)

TRANSFERS:
   Interfund transfers, net                 2,431      (15,653)    (11,976)    39,747             -             -                -
   Transfers from other trustees,
     Net (See Note 1)                  (1,003,598)  (1,248,705) (3,138,383)   (80,567)      458,475             -       13,108,110
                                       ----------  -----------   ---------   --------     ---------    ----------   --------------
Net increase (decrease)                  (929,654)  (1,274,848) (3,018,095)   (91,079)      451,840       407,391       18,169,159
                                       ----------  -----------   ---------   --------     ---------    ----------   --------------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, beginning
   of the period                          929,654    1,274,848   3,018,095    827,390       356,997       152,977       22,347,679
                                       ----------  -----------   ---------   --------     ---------    ----------   --------------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, end of
   the period                          $       -   $         -   $       -   $736,311     $ 808,837    $  560,368   $   40,516,838
                                       ==========  ===========   =========   ========     =========    ==========   ==============


The accompanying notes are an integral part of this statement.

                                  VAIL RESORTS
                                  ------------

                             401(k) RETIREMENT PLAN
                             ----------------------


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------

                           DECEMBER 31, 1998 AND 1997
                           --------------------------



(1)  DESCRIPTION OF THE PLAN
     -----------------------

Effective May 1, 1978, Vail Associates, Inc. (the "Company") established The Profit Sharing Thrift Plan of Vail Associates, Inc. The plan was amended and restated October 1, 1994 and renamed the Vail Associates, Inc. 401(k) Retirement Plan ("Vail Plan"). The Company concurrently established a trust (the "Trust") with a trustee as part of the Vail Plan. Effective October 1, 1995, Ralston Resorts, Inc. ("Ralston Resorts") established the Ralston Resort, Inc. Savings Investment Plan (the "Ralston Plan"). On June 1, 1998, the Vail Plan was amended and restated in its entirety, and the Ralston Plan was merged into the Vail Plan. In connection therewith, the Vail Plan was renamed the Vail Resorts 401(k) Retirement Plan (the "Plan"). Approximately $13.1 million of assets were transferred into the Plan from the Ralston Plan as a result of this merger. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General
   -------

The Plan is a defined contribution plan administered by a committee appointed by the Board of Directors of the Company. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

   Eligibility and Contributions
   -----------------------------

Employees are eligible to participate in the Plan upon attaining the age of 21 and completing one year of employment including a minimum of 1,000 hours of service. Effective June 1, 1998, an additional provision was added whereby employees completing 1,500 cumulative hours of service became eligible to participate in the Plan.

Each participant may elect to contribute from 2% to 22% (2% to 15% prior to June 1, 1998) of their compensation, as defined in the Plan document. However, deferred contributions shall not exceed $10,000 in the calendar year ending December 31, 1998, as set forth by the Internal Revenue Code ("IRC").

The Company makes matching contributions up to 50% of each participant's contribution, per pay period, not to exceed 6% of the participant's compensation for that pay period. Prior to June 1, 1998, these matching contributions were discretionary.

In addition to matching contributions, the Company can, in its sole discretion, make discretionary contributions in an amount determined by the Board of Directors. Discretionary Company contributions are allocated to participants who are eligible to share in the allocation of matching Company contributions according to the participant's compensation earned during the Plan year. There were no discretionary Company contributions made for the Plan year.

Due to limitations imposed by the IRC, the sum of Company contributions and participant deferred contributions may not, in general, exceed the lesser of 25% of a participant's compensation for the year or $30,000.

Subject to the Administrative Committee's (the "Committee") approval, participants may elect rollovers of amounts from other qualified plans in accordance with the IRC.

   Participant Accounts
   --------------------

Each participant's account is credited with his or her contribution, the Company matching contribution, discretionary Company contributions, if any, and an allocation of Plan earnings and expenses. Allocations are determined by the Plan document. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

   Vesting
   -------

Participants' contributions are immediately 100% vested. Prior to June 1, 1998, vesting in the Company's contributions is according to the following schedule:

          Years of Service                    Vested Percentage
          ----------------                    -----------------

          Fewer than 1                                0%
              1                                  33-1/3%
              2                                  66-2/3%
              3                                     100%


Effective June 1, 1998, vesting in the Company's contributions is according to the following schedule:

          Years of Service                    Vested Percentage
          ----------------                    -----------------

          Fewer than 1                                0%
              1                                      25%
              2                                      50%
              3                                      75%
              4                                     100%

Participants of the Vail Plan or the Ralston Plan on May 31, 1998 would follow the vesting schedule provided by those plans if that vesting percentage was greater than the above percentage for the respective period.

Participants forfeit unvested Company contributions upon termination of service. All amounts forfeited are used to reduce Company matching contributions otherwise required. Forfeitures during the year ended December 31, 1998, were immaterial to the Plan.

   Termination Provisions
   ----------------------

Although the Company has not expressed any intent to do so, it has the right, under the Plan document, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

   Payments of Benefits
   --------------------

A participant's entire interest in the Plan is payable upon death of the participant, upon attaining normal retirement age (65), or upon being considered disabled as determined by the Committee. Upon other terminations of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

   Loans to Participants
   ---------------------

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are secured by the participant's account and bear a reasonable rate of interest as determined by the Committee. The loans are subject to certain restrictions, as defined by the Plan document and applicable restrictions under the IRC.

Prior to June 1, 1998, loans bore an interest rate based on U.S. Treasury rates for notes of equivalent maturities on the date the interest rate was established, plus 4%. Effective June 1, 1998, the interest rate is based on a reasonable rate of interest as determined by the Plan Committee.

(2)  SUMMARY OF ACCOUNTING POLICIES
     ------------------------------

   Basis of Accounting
   -------------------

The accompanying financial statements are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

   Investment Valuation and Income Recognition
   -------------------------------------------

Plan investments are stated at fair value based primarily on quoted market prices. Company common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the year. Guaranteed interest accounts were valued at fair market value, as determined by Principal Mutual Life Insurance Company, as these contracts were not fully benefit-responsive. Loans are valued at cost which approximates fair market value.

Net realized and unrealized gain (loss) on investments is determined as the difference between market value at the beginning of the year (or date purchased during the year) and selling price or year end market value. For purposes of
Schedule I and II, cost is determined based on the original cost to acquire the asset.

   Administrative Expenses
   -----------------------

Expenses of administering the Plan are paid by the Company. All other costs and expenses are deducted from the participants' accounts on a pro-rata basis.

   Payment of Benefits
   -------------------

Benefits are recorded when paid.

(3)  INCOME TAXES
     ------------

The Company received a favorable determination letter from the IRS dated January 31, 1997, that the Vail Plan meets the requirements of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. The Company has not applied for a determination letter for the restated Plan. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related Trust was tax exempt as of December 31, 1998 and 1997.

(4)  INVESTMENTS
     -----------

Various investment advisors manage the Plan's assets. Prior to June 1, 1998, participants could have directed their investments in the following options:

Principal Mutual Life

  Insurance Company:  --  Guaranteed Interest Accounts -- This fund was part of
                            Principal Mutual Life Insurance Company's General Account. The underlying assets in the General Account were invested mostly in private placement bonds, commercial mortgages and residential mortgages.

INVESCO:              --  Stable Value Fund -- This fund invested in a
                            diversified portfolio of investment contracts with insurance companies, banks, or other financial institutions. A portion of the fund was also invested in money market accounts.

AIM Family of Funds:  --  Value Fund - Class A -- This fund invested primarily in stocks of large, financially healthy companies whose stock prices are low compared to the fund management's expectations for future growth in earnings and dividends.

                      --  Constellation Fund -- This fund emphasized investing
                            in small-to-medium-sized emerging-growth companies and trading in securities for the short-term.

The American Funds
Group:                --  Bond Fund of America -- This fund invested in a
                            diversified portfolio consisting mostly of marketable corporate bonds, government bonds, and money market securities.

                      --  Fundamental Investors Fund -- This fund invested
                            primarily in a diversified portfolio of stocks or investments that are convertible into stocks.
                            Assets could also have been held in bonds or cash or cash equivalents and U.S. governmental securities.

Putnam Investments:   --  New Opportunities Fund -- Assets were invested in a
                            growth oriented stock fund investing in small to medium sized companies. The fund's primary goal was attaining long-term capital appreciation.

The Franklin
Templeton Group:      --  World Fund -- This fund invested in stocks of
                            companies whose prices are low compared to management's expectations for future growth in earnings and dividends, but it may also have invested in bonds, rated or unrated.

                      --  Real Estate Fund -- This fund invested primarily in
                            securities of issuers throughout the world which are significantly engaged in or related to the real estate industry.

                      --  Foreign Fund -- Assets were invested in an
                            international fund investing in stocks and debt obligations of non-U.S. companies. The fund's investment strategy was to identify companies selling the greatest discount to future intrinsic value, emphasizing international diversification and a disciplined investment approach.

Vail Resorts Common
Stock:                --  Sought to provide investment returns linked to
                            the long-term earnings of the Company.

As of June 1, 1998, participants may direct their investments in the following options:

The Vanguard Group:   --  Vanguard 500 Index Fund -- This fund invests in
                            companies that make up the S&P 500 Index. The fund is intended for investors who wish to match the performance of the S&P 500 Index, and who are interested in long-term capital appreciation.

The Franklin
Templeton Group:      --  Templeton Foreign Fund -- Assets are invested in
                            an international fund investing in stocks and debt obligations of non-U.S. companies. The fund's investment strategy is to identify companies selling at the greatest discount to future intrinsic value, emphasizing international diversification and a disciplined investment approach.

Summit Investment
Trust:                --  Summit High Yield Fund -- Assets are invested in a
                            diversified portfolio of high yield corporate bonds. The fund invests primarily in U.S. corporate bonds, but may invest in international bonds as well. The fund's primary objective is attaining a high level of current income.

Putnam Investments:   --  Putnam New Opportunities Fund -- Assets are invested
                            in a growth oriented stock fund investing in small to medium sized companies. The fund's primary goal is attaining long-term capital appreciation.

Davis Funds:          --  Davis New York Venture Fund -- Assets are invested in
                            a growth oriented stock fund investing primarily in large U.S. companies purchased at value prices and held long-term. The fund's investment strategy is to identify specific, long-term trends that should provide consistent growth over time.

Corus Asset
Management:           --  Corus Money Market -- This fund invests in a portfolio of money market funds with an average maturity of less than 90 days. The portfolio is designed for investors who want their money to earn near-inflation rates of return with no price fluctuation.

                      --  Corus Conservative Strategy -- This fund invests in a
                            diversified portfolio of mutual funds holding a much higher component of bonds (78%) than stocks (22%). The portfolio seeks to achieve a moderate total rate of return through low capital appreciation and reinvestment of a high level of current income.

                      --  Corus Moderate Strategy -- This fund invests in a
                            diversified portfolio of mutual funds holding approximately 60% of assets in bonds and 40% in stocks. The portfolio seeks to achieve moderate, long-term capital appreciation with high current income.

                      --  Corus Balanced Strategy -- This fund invests in a
                            higher component of stocks (59%) than bonds (41%). The portfolio seeks to achieve a moderate level of current income, and over time, above-average capital appreciation.

                      --  Corus Aggressive Strategy -- Assets are invested in a
                            diversified portfolio of mutual funds holding a much higher component of stocks (82%) rather than bonds (18%). The portfolio seeks to achieve a high, long-term capital appreciation with low current income.

                      --  Corus Equity Strategy -- Assets are invested in a
                            portfolio of mutual funds holding 100% stock, diversified between the stocks of large and small U.S. companies and large international companies. The portfolio seeks to achieve high, long-term capital appreciation.

Vail Resorts Common
Stock:                --  Seeks to provide investment returns linked to the
                            long-term earnings of the Company.


The stated objectives of these funds are not necessarily indicators of actual performance.

The fair market value of individual investments that represent 5% or more of the Plan's total investments as of December 31, 1998 and 1997, are separately identified in the accompanying statements of net assets available for plan benefits with fund information.

(5)  RELATED PARTY TRANSACTIONS
     --------------------------

In connection with Vail Resorts, Inc.'s (parent company of Vail Associates, Inc.) Initial Public Offering on February 4, 1997, there was a one-time opportunity for Plan participants to purchase, with their Plan assets, Vail Resorts, Inc. common stock at a discount to the offering price. A total of 34,000 shares were purchased at a cost of $699,380. Subsequent to the Initial Public Offering, Vail Resorts, Inc. common stock was not available as an investment alternative for Plan participant contributions until June 1, 1998. Reber/Russell Company ("Reber") is the record keeper of the Plan. As the Plan holds assets in funds managed by the Frank Russell Investment Company (a related party of Reber), these transactions qualify as party-in-interest.

(6)  RISKS AND UNCERTAINTIES
     -----------------------

The Plan provides for various investment options in mutual funds and employer stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and amounts reported in the statements of net assets available for plan benefits with fund information.

(7)  SUBSEQUENT PLAN MERGER
     ----------------------

On August 12, 1998, the Company acquired all of the outstanding stock of the Village at Breckenridge Acquisition Corp., Inc. ("Village at Breckenridge"), which maintains the Village at Breckenridge 401(k) Plan (the "Village at Breckenridge Plan") for the benefit of its eligible employees. The Village at Breckenridge Plan was merged into the Plan effective January 1, 1999 and approximately $340,000 of assets were transferred into the Plan as a result of this merger.

                                                                      SCHEDULE I
                                                                     Page 1 of 2




                                  VAIL RESORTS
                                  ------------

                             401(k) RETIREMENT PLAN
                             ----------------------

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------


   Identity of Issue, Borrower,                                                     Current
     Lessor or Similar Party            Description of Investment         Cost       Value
---------------------------------    ----------------------------      ---------   ----------
                                     Mutual funds:
*Frank Russell Investment Company      Russell Emerging Markets        $  998,452  $  903,234
                                       Russell Equity I                 4,536,448   4,571,839
                                       Russell Equity II                2,102,618   1,913,872
                                       Russell Equity Q                 4,575,485   4,546,069
                                       Russell Money Market Fund        5,044,612   5,044,612
                                       Russell International Fund       3,863,991   3,732,156
                                       Russell Real Estate Securities   1,218,053   1,088,927
                                       Russell Fixed I                  2,771,640   2,698,420
                                       Russell Fixed III                1,792,791   1,788,572
                                       Russell Short-Term Bond Fund       700,002     698,849
The Vanguard Group                     Vanguard 500 Index Fund          3,911,671   4,206,856



* Represents a party-in-interest (see Note 5).

         The accompanying notes are an integral part of this schedule.

                                                                      SCHEDULE I
                                                                     Page 2 of 2

                                  VAIL RESORTS
                                  ------------

                             401(k) RETIREMENT PLAN
                             ----------------------


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------



  Identity of Issue, Borrower,                                                                Current
   Lessor or Similar Party                Description of Investment                Cost        Value
------------------------------      -------------------------------           -----------  -----------
                                    Mutual funds:
The Franklin Templeton Group          Templeton Foreign Fund                  $   881,046  $   747,383
Summit Investment Trust               Summit High Yield Fund                      325,671      273,502
Putnam Investments                    Putnam New Opportunities Fund             3,862,576    3,929,824
Davis Funds                           Davis New York Venture Fund               2,235,281    2,267,207

* Vail Resorts, Inc.                Common stock                                  726,128      687,500

Charles Schwab and Co., Inc.        Mutual fund:
                                      Schwab Money Market Fund                     48,811       48,811

Participant Loans                   Loans secured by participant's vested
                                       accrued benefits, interest rate range
                                       8.84% - 11.79%                             808,837      808,837
                                                                              -----------  -----------
                                            Total Investments                 $40,404,113  $39,956,470
                                                                              ===========  ===========

*  Represents a party-in-interest (see Note 5).


         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 1 of 2



                                  VAIL RESORTS
                                  ------------

                             401(k) RETIREMENT PLAN
                             ----------------------


             ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (a) (b)
             ------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------



  Identity of Party                                         Number of      Purchase    Selling     Cost of      Net
     Involved                   Description of Investment  Transactions      Price      Price       Asset   Gain (Loss)
-------------------             -------------------------  -------------  ----------  ---------  ---------- -----------
Aim Family of Funds             Value Fund  Class A         15             $125,060  $        -  $  125,060  $        -
                                                            15                    -   1,654,738   1,244,902     409,836
AIM Family of Funds             Constellation Fund          18              324,235           -     324,235           -
                                                            20                    -   3,966,830   3,043,730     923,100
INVESCO                         Stable Value Fund           15              175,480           -     175,480           -
                                                            17                    -   1,508,228   1,508,228           -
Putnam Investments              New Opportunities Fund      19              695,955           -     695,955           -
                                                            21                    -   8,667,605   5,575,590   3,092,015
The Franklin Templeton Group    Foreign Fund                14               90,537           -      90,537           -
                                                            19                    -   1,052,696     925,902     126,794
The Franklin Templeton Group    World Fund                  15              243,561           -     243,561           -
                                                            16                    -   3,439,720   3,052,740     386,980
The Franklin Templeton Group    Global Real Estate Fund     15              128,422           -     128,422           -
                                                            14                    -   1,366,983   1,216,200     150,783
The American Funds Group        Fundamental Investors Fund  16              112,661           -     112,661           -
                                                            15                    -   1,701,442   1,340,018     361,424

(a) This schedule is a listing of series of transactions of the same security which exceed 5% of the Plan assets as of January 1, 1998.
(b) This schedule is prepared using the alternative way of reporting (iii) series of transactions under DOL Regulation 2520.103-6(d) (2).

* Represents a party-in-interest (see Note 5).

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 2 of 2
                                  VAIL RESORTS
                                  ------------

                             401(k) RETIREMENT PLAN
                             ----------------------


             ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (a) (b)
             ------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------


           Identity of Party                                       Number of    Purchase        Selling      Cost of      Net
                Involved              Description of Investment  Transactions     Price          Price        Asset    Gain (Loss)
----------------------------------    -------------------------  ------------   -----------  -----------  -----------  -----------
* Frank Russell Investment Company    Russell Equity I                 35       $ 4,807,321  $         -  $ 4,807,321  $      -
                                                                       43                 -      244,212      270,873   (26,661)
* Frank Russell Investment Company    Russell Equity II                28         2,215,861            -    2,215,861         -
                                                                       40                 -       90,053      113,243   (23,190)
* Frank Russell Investment Company    Russell Equity Q                 34         4,837,780            -    4,837,780         -
                                                                       36                 -      239,503      262,292   (22,789)
* Frank Russell Investment Company    Russell Fixed I                  31         2,184,196            -    2,184,196         -
                                                                       30                 -      390,947      391,404      (457)
* Frank Russell Investment Company    Russell Fixed III                21         2,996,565            -    2,996,565         -
                                                                       41                 -      222,309      224,925    (2,616)
* Frank Russell Investment Company    Russell International Fund       35         4,093,988            -    4,093,988         -
                                                                       41                 -      201,187      229,995   (28,808)
* Frank Russell Investment Company    Russell Real Estate Securities   34         1,300,900            -    1,300,900         -
                                                                       41                 -       71,271       82,845   (11,574)
* Frank Russell Investment Company    Russell Money Market Fund        45        36,728,057            -   36,728,057         -
                                                                      151                 -   31,647,567   31,647,567         -
  Davis Funds                         Davis New York Venture Fund      50         2,468,675            -    2,468,675         -
                                                                       29                 -      217,898      233,394   (15,496)
  Putnam Investments                  Putnam New Opportunities Fund    52         4,311,531            -    4,311,531         -
                                                                       28                 -      380,112      448,955   (68,843)
  The Vanguard Group                  Vanguard 500 Index Fund          52         4,283,508            -    4,283,508         -
                                                                       19                 -      359,230      371,837   (12,607)

(a) This schedule is a listing of series of transactions of the same security which exceed 5% of the Plan assets as of January 1, 1998.
(b) This schedule is prepared using the alternative way of reporting (iii) series of transactions under DOL Regulation 2520.103-6(d) (2).

* Represents a party-in-interest (see Note 5).

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         Vail Resorts 401(k) Retirement Plan

June 28, 1999            -----------------------------------
                         Nanci N. Northway
                         Vice President & Controller